Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

September 26, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011 File No. 001-08606

Dear Mr. Spirgel:

We have received your letter dated September 7, 2011, and the following represents our response to your comment. For your ease of reference, we have included your comment below and have provided our response after the comment.

Definitive Proxy Statement Incorporated by Reference into Part III

Summary Compensation Table, page 44

1.

We note your responses to comments 1 and 2 from our letter dated August 5, 2011, and are unable to agree that the full amount of Mr. Seidenberg’s total compensation has been properly reported in the Summary Compensation Table for 2011. We continue to believe the discretionary second component of the Company’s equity incentive plan should be evaluated separately from the non-discretionary first component of the plan. In addition and after considering further the substance of the discretionary second component, particularly as it is impacted by the high level of Board discretion and the limited relationship to Verizon’s common stock price, we believe the second component does not fall within the scope of ASC 718. Accordingly, to avoid underreporting in the future, any awards made pursuant to the discretionary second component of the plan should be reported in your Summary Compensation Table as a cash bonus for the year awarded in accordance with Item 402(c)(2)(iv) of Regulation S-K. Please confirm your intention to comply with this comment in the future.

Verizon has carefully reviewed the guidance set forth in Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC 718”) and continues to believe that the portion of Mr. Seidenberg’s 2008-2010 PSU Award that is subject to the Addendum to his Long Term Incentive Award Performance Stock Unit Agreement for the 2008-2010 award cycle (hereinafter referred to as the “Strategic Component”) constitutes a share-based payment transaction within the scope of ASC 718. We have reached this conclusion based upon the following analysis of the terms and conditions of the Strategic Component and the facts and circumstances surrounding the grant of this award in 2008.

ASC 718-10-15-3(a) states that the guidance in ASC 718 applies to all share-based payment transactions in which any entity acquires employee services by incurring liabilities to an employee which meet the condition that “the amounts are based, at least in part, on the price of the entity’s shares or other equity instruments [emphasis added].” We believe that the Strategic Component of Mr. Seidenberg’s equity incentive award falls squarely within the scope of ASC 718, because the stock units payable under the Strategic Component are based, in part, on the price of Verizon’s shares in two respects. First, if the total shareholder return (“TSR”) of Verizon’s common stock does not rank at least 25th out of 34 when compared to the Related Dow Peers for the three-year award cycle, the Strategic Component does not vest and is forfeited. Second, the ultimate number of stock units payable from the Strategic Component is based on (and limited by) amounts that are directly linked to the closing stock price of Verizon’s common stock on the last day of the three-year award cycle. For these reasons, we respectfully disagree with the Staff’s view that the relationship between the award and Verizon’s stock price is “limited.” On the contrary, Verizon’s stock price is a significant factor in whether or not the Strategic Component vests and the amounts that are payable under the award.

We believe that the Strategic Component constitutes a share-based payment transaction within the scope of ASC 718 even though the Board retained discretion to determine whether and the extent to which the performance measures established for the award on the grant date were achieved. We believe that the strategic objectives set forth in the Addendum governing the Strategic Component, which were both quantitative and qualitative in nature, constitute “performance conditions” as defined in ASC 718-10-20. The standard defines a performance condition as “a condition affecting the vesting, exercisability, exercise price, or other pertinent factors used in determining the fair value of an award that relates to both … an employee’s rendering service for a specified (either explicitly or implicitly) period of time [and] achieving a specified performance target that is defined solely by reference to the employer’s own operations (or activities).” The standard provides examples of performance conditions that are both quantitative and qualitative in nature, such as attaining a specified growth rate in return on assets and obtaining regulatory approval to market a specified product, and indicates that “a performance target might pertain either to the performance of the entity as a whole or some part of the entity, such as a division or an individual employee.” Each of the five strategic objectives included in the Strategic Component at the time it was granted met the foregoing criteria.

As we discussed in our July 22, 2011 letter to the Staff, we believe that we properly determined the grant date of the Strategic Component to be the date that the Committee and the independent members of the Board approved the award. Under ASC 718-10-20, there are essentially three criteria to establish the grant date. First, the grant date is the date on which the employer becomes contingently obligated to issue the equity instrument (or transfer the asset) to an employee who renders the requisite service. Second, the grant date for an award of an equity instrument is when the employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares. Finally, the grant date is the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award.

As to the first criterion, on the date the Committee and the independent members of the Board approved Mr. Seidenberg’s 2008-2010 PSU award, including the Strategic Component, the Company became contingently obligated to make an equity based payment to Mr. Seidenberg if he rendered the requisite service. As to the second criterion, on the same date, Mr. Seidenberg began to benefit from, or be adversely affected by, subsequent changes in the price of Verizon’s equity shares because no amount would be payable with respect to the 2008-2010 PSU Award, including the Strategic Component, unless the Company achieved a threshold relative TSR performance level over the three year period of the award. Accordingly, we believe that these two criteria in the grant date definition were met as of the date the Committee and the independent members of the Board approved Mr. Seidenberg’s 2008-2010 PSU award, including the Strategic Component.

In determining whether the third criterion, a mutual understanding, was met, the Company looked to ASC 718-10-25-5. This provides that, as a practical accommodation in determining the grant date, a mutual understanding of the key terms and conditions of an award may be presumed to exist, assuming all other criteria in the grant date definition have been met, at the date the award is approved, as long as (i) the award is a unilateral award, and (ii) the key terms and conditions of the award are expected to be communicated to the recipient within a relatively short time period of approval. As we have previously noted, the award was a unilateral grant, and the terms and conditions of the grant were communicated contemporaneously to Mr. Seidenberg. The fact that certain of the performance measures established for Mr. Seidenberg’s award were more qualitative than quantitative in nature did not, in our view, undermine the parties’ mutual understanding of the key terms and conditions of the grant, including a mutual understanding of the performance required of Mr. Seidenberg and/or Verizon in order to achieve the performance conditions. For example, regarding the strategic objective of maintaining Verizon Wireless’ market leadership position over the 2008-2010 period, both Mr. Seidenberg and the relevant Board members had a clear understanding, based on historical practice and contemporaneous discussions, of the specific financial and industry metrics that the Board would consider in evaluating whether Verizon Wireless had maintained a market leadership position over the three year period. As described in the proxy statement, these metrics include market share, revenue, number of customers, and retail postpaid churn. Similarly, with respect to the other performance conditions, Mr. Seidenberg and the Board shared a mutual understanding of the performance that would be required to satisfy the conditions.

As further support for our position, ASC 718-10-55-82 states “a mutual understanding of the key terms and conditions means that there is sufficient basis for both the employer and the employee to understand the nature of the relationship established by the award, including both the compensatory relationship and the equity relationship subsequent to the date of grant. The grant date for an award will be the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares.” Based on this guidance, Verizon believes that the date that the Committee and the independent members of the Board approved the terms and conditions of the 2008-2010 PSU Award, including the Strategic Component, is properly deemed the grant date because that is when Mr. Seidenberg began to benefit from, or be adversely affected by, subsequent changes in the price of Verizon’s common stock.

For all of the foregoing reasons, we believe that the Strategic Component squarely falls within the scope of ASC 718. As a result, it is our view that the compensation related to the Strategic Component has been properly reported under Item 402 of Regulation S-K because (i) the Strategic Component constitutes an “equity incentive plan award” within the meaning of Item 402, (ii) as disclosed in the 2009 and 2011 Definitive Proxy Statements, the Strategic Component was based on specified performance conditions, as defined in ASC 718-10-20, related to the achievement of strategic objectives of the Company, (iii) the ultimate number of PSUs that vested was determined within the framework of the original terms of the awards approved by the Committee and the independent members of the Board, and (iv) the value of Mr. Seidenberg’s equity incentive plan award, including the Strategic Component, at the grant date has been included in Mr. Seidenberg’s compensation for the corresponding year of grant (2008) under the “Stock Awards” column of the Summary Compensation Table included in the 2011 Definitive Proxy Statement. In accordance with Instruction 3 to Item 402(c)(2)(v) and (vi), the value of such award, determined at the grant date assuming that the highest level of performance conditions will be satisfied, was included in a footnote to the Summary Compensation Table included in the 2011 Definitive Proxy Statement. Finally, the value realized by Mr. Seidenberg from the award was disclosed in the Option Exercises and Stock Vested Table in accordance with Item 402(g)(2) and discussed in the CD&A included in the 2011 Definitive Proxy Statement.

After considering the foregoing analysis, if the Staff continues to disagree with our position that the Strategic Component falls within the scope of ASC 718, we would appreciate the opportunity to meet with the Staff to discuss this matter.

*    *    *    *    *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish

Robert J. Barish

Senior Vice President and Controller

cc: Francis J. Shammo